UNICREDIT CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Financial Statement

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-23081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Unicredit Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 East 42nd Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominick Valente	212 672-5884	dominick.valente@unicredit.eu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Valente, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Unicredit Capital Markets LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Iana Kozlenko
Notary Public State of New York
No. 01KO6151005
Qualified in Kings County
Expires 8/7, 2026

Notary Public

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2023

Table of Contents



mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of UniCredit Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC, (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Mazars USA LLP

New York, NY
February 7, 2024

UniCredit Capital Markets LLC

(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2023

Assets

Securities owned, at fair value	$	206,007,346
Cash		3,338,730
Underwriting fees receivable		1,900,918
Due from affiliated company		574,560
Prepaid expenses and other assets		265,451
Total assets	$	212,087,005

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	694,511
Total liabilities		694,511
Member's equity:		
Total member's equity		211,392,494
Total liabilities and member's equity	$	212,087,005

See accompanying notes to financial statement

2

(1) Organization

UniCredit Capital Markets LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent).

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of Rule 15c3-3. The Company clears its transactions through another broker dealer, on a fully-disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers.*

Commissions are recorded on a trade date basis. The Firm's underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs. The Company believes that the performance obligation is satisfied on the trade date. Interest is recognized on an accrual basis based on the instruments contracted terms. Income from affiliates is recognized and performance obligation is satisfied in the period when the expenses are incurred per the agreed upon Service Level Agreement.

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Notes to Financial Statement
December 31, 2023

(d) *Cash and Cash Equivalents*

The Company considers balances at banks and highly liquid investments, of which there are none, with original maturities of three months or less when purchased to be cash equivalents.

(e) *Securities Transactions*

Securities owned, at fair value is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions. Securities not readily marketable, primarily investments in private investment companies, are recorded under the equity method, which the Company believes approximates fair value.

(f) *Income Taxes*

The Company is a Limited Liability Company which is 100% owned by UCB Bank and disregarded for U.S. tax purposes. As a result, the Company's income and deductions are reported in UCB Bank's federal, state and local tax returns.

(3) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $22,500 for the 2023 calendar year. In addition, participants at or over the age of 50 may elect to make additional "catch-up" contributions to the Plan not to exceed $7,500 in 2023. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Commitments and Contingencies

Clearing Broker Agreement

The Company terminated its Clearing Broker Agreement with Pershing LLC for executing and clearing transactions as of September 15, 2023, as the Company will no longer engage in customer transactions. As part of the termination, the Company paid a $50,000 termination fee to Pershing LLC.

(5) Net Capital Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2023, the Company had net capital of $208,651,565, which exceeded the regulatory requirement by $208,401,565.

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)
Notes to Financial Statement
December 31, 2023

(6)   Related Party Transactions

Underwriting and Selling Fees

In 2023, the Company earned underwriting fees from customers referred to the Company by UCB Bank. Referral fees, relating to underwriting fees referred by UCB Bank, totaling $308,792 were outstanding and included in accounts payable and accrued expenses as of December 31, 2023.

Income from Affiliates

In 2023, the Company realized income from UCB Bank relating to services provided by the Company's fixed income sales department. The service level agreement with UCB Bank stipulates the Company earned as revenue 5% on expenses. Effective July 1, 2023 the service level agreement with UCB Bank was terminated as the Company is no longer doing this business.

Commitment Fees

On February 2, 2023, the Company entered into a new revolving credit line (Subordinated Loan Agreement approved by FINRA) with UCB Bank. This new revolving credit line, replacing the pre-existing line dated February 5, 2021, kept the amount available to borrow at $75,000,000. The new revolving credit line has a maturity date of February 2, 2025 and is to be used to support the Company's underwriting business. The new revolving credit line calls for the Company to pay a commitment fee of 1.19% to UCB Bank, which was increased from 0.67% in the previous agreement. For the year ending December 31, 2023, the Company incurred commitment fees, of which $88,310 is payable as of December 31, 2023. The revolving credit line was not drawn upon in 2023.

Due from Affiliated Companies

Due from affiliated companies totaling $574,560 is cash held at UCB Bank used for paying expenses related to the operating activities of the Company.

Rent and Occupancy

The Company utilizes office space of an affiliate during 2023.

Overhead Allocation – Affiliated Company

The Company paid to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

(7)   Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(8)   Fair Value Measurements

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1   Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2   Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3   Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
U.S. Treasuries - March 7, 2024 maturity	$ 206,007,346	$ 206,007,346	$ -	$ -
Total	$ 206,007,346	$ 206,007,346	$ -	$ -

(9)   Subsequent Event

The Company has evaluated subsequent events through February 7, 2024, the date on which the financial statements were available to be issued. Management has concluded that there were no subsequent events that are required to be accrued and disclosed.